Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

March 30, 2016

VIA EDGAR TRANSMISSION

Mr. Edward P. Bartz
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FEG Directional Access TEI Fund LLC (the “Fund” or the “Registrant”)
(1940 Act Registration No. 811-23140)

Dear Mr. Bartz:

Set forth below are our responses to the comments that you provided on the Fund’s registration statement on Form N-2 (the “Registration Statement”) in your March 21, 2016 comment letter, received via electronic mail. Page references are to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2016.

PROSPECTUS

Cover Page

1.
Comment: The first sentence in the sixth paragraph on this page states that “[t]he Units will not be listed on any securities exchange and it is not anticipated that a secondary market for the Units will develop.” Please revise this sentence into an emboldened bullet point on the outside cover page. Additionally, immediately after this bullet point, please add a similar emboldened bullet point on the outside cover page stating that, as a result, an investment in the Fund may not be suitable for investors who may need the money they invest within a specified timeframe.

Response: The Registrant will make the requested revision.

Mr. Edward P. Bartz
March 30, 2016

Summary – Summary of Fund Expenses (Page 1)

2.
Comment: The heading for “Annual Expenses” in the fee table includes the parenthetical “as a percentage of net assets, except noted.” (Emphasis added.) Please revise the heading and the fee table to state that all annual expenses are presented as a percentage of net assets. See Item 3.1 of Form N-2. Also, please revise footnote (2) to the fee table to clarify whether the Investment Management Fee is based on the gross assets or net assets of FEG Directional Access Fund, and provide a definition of gross assets or net assets, as appropriate.

Additionally, please indicate in a footnote to the fee table that the line item amount for “Interest Payments on Borrowed Funds” is estimated for the first fiscal year of the Fund’s operations, and include in the footnote an estimate of the amount borrowed that will result in the interest amount disclosed by this line item.

Response: The Registrant will clarify that the Investment Management Fee and other fees under “Annual Expenses” are based on net assets and will make the requested revisions.

Summary of Fund Expenses – Example (Page 2)

3.	Comment: Please confirm the accuracy of the expense examples for the 1, 5, and 10 year periods, as our calculations differ from those shown.

Response: The Registrant will revise the expense example for the Fund.

Summary of Principal Terms – The Fund – The Fund’s Investment Objective (Page 3)

4.
Comment: The first sentence in this section states that the Fund’s investment objective is to meet or exceed the performance of the broad equity markets “over a full market cycle.” Please define “full market cycle” in this section. Additionally, please summarize in this section the investment strategies of the underlying investment funds in which the Fund will invest, and include the discussion of the “hedged directional investment strategies” described in the last two paragraphs of the section titled “Investment Strategy Description” on page 12 of the prospectus.

Response: The Registrant will add the definition of “full market cycle” and will summarize the investment strategies of the Portfolio Funds. The Registrant will also add the discussion of “hedged directional investment strategies” to the Summary of Principal Terms.

Summary of Principal Terms – The Fund – Risk Factors (Page 4)

Mr. Edward P. Bartz
March 30, 2016

5.
Comment: This section directs prospective investors to a discussion of the Fund’s risk factors on page 19 of the prospectus. Please also provide a summary of the Fund’s risk factors in this section (e.g., leverage risk, short sale risk).

Response: The Registrant will provide a summary of the Fund’s risk factors.

Summary of Principal Terms – Units of Investment – Purchasing Units (Page 6)

6.
Comment: The second paragraph of this section states that the minimum initial investment in the Fund is $50,000, although the Board of Directors may waive this minimum in certain cases. Please explain to us the circumstances under which the Board of Directors may waive the stated minimum initial investment. We may have further comments after reviewing your response.

Response: The Board of Directors may waive the minimum initial investment requirement in circumstances determined to be in the best interests of the Fund.

Use of Proceeds (Page 11)

7.
Comment: Please disclose in this section how long it will take to invest all or substantially all of the proceeds from the offering in accordance with the Fund’s investment objectives. If the Fund expects the investment period to exceed three months, please describe in this section the reasons for this expected delay. See Guide 1 to Form N-2.

Response: The Fund will invest substantially all of its assets into FEG Directional Access Fund LLC and therefore expects the assets to be promptly invested.

Investment Management Fee (Page 17)

8.
Comment: The second sentence in this section states that FEG Directional Access Fund will pay a monthly Investment Management Fee “equal to 0.85% on an annualized basis of FEG Directional Access Fund’s assets as of each month-end.” (Emphasis added.) The fifth sentence in this section states that the Investment Management Fee is computed based on the net assets of FEG Directional Access Fund as of the last day of each month. (Emphasis added.) Finally, the section captioned “Management Fee” on page 7 of the prospectus states that the monthly Management Fee is “equal to 1/12th of 0.85% of FEG Directional Access Fund’s month-end net asset value, prior to reduction for the Management Fee then being calculated (a 0.85% annual rate).” (Emphasis added.) Please revise these disclosures to provide a consistent term for the investment management fee, and a consistent description of the calculation of the Fund’s investment management fee.

Mr. Edward P. Bartz
March 30, 2016

Response: The Registrant will revise the relevant sections to consistently describe the Investment Management Fee and to specify that the Investment Management Fee is calculated based upon FEG Directional Access Fund’s net assets.

Risk Factors – General – Industry Concentration Risk (Page 19)

9.
Comment: The last sentence in this section states that the Fund may not be able to determine whether the Portfolio Funds have invested 25% or more of their combined assets in any particular industry. Please add disclosure in this section that, as disclosed in the Fundamental Policies section on page 2 of the Statement of Additional Information, the Fund will consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy.

Response: The Registrant will make the requested revision.

Risk Factors – Strategy Risk – Equity Securities Investing (Page 27)

10.
Comment: Please provide a summary of the equity securities strategy, as well as summaries of the other strategies discussed on pages 27 through 32, in the “Investment Strategy Description” section on page 11.

Response: The Registrant will make the requested revision.

Outstanding Securities (Page 40)

11.
Comment: The table in this section shows $91,991,107 of “Membership Units” as of December 31, 2015. Since the Fund did not register under the Investment Company Act until February 24, 2016, please explain in this section what this table represents.

Response: This amount should be $0 and will be corrected.

STATEMENT OF ADDITIONAL INFORMATION

Interested Director and Officers (Page 18)

12.
Comment: Please revise this section to provide all directorships held by each director during the past five years. See Item 18.6(b) of Form N-2.

Response: The Registrant will make the requested revision.

Mr. Edward P. Bartz
March 30, 2016

13.
Comment: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response: The Registrant does not currently expect to submit exemptive applications or no-action requests in connection with the registration statement.

The Registrant acknowledges that the Fund may not assert staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua Deringer at (215) 988-2959.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua B. Deringer, Esq.
Ryan Wheeler